BEFORE THE
                            PUBLIC SERVICE COMMISSION
                                   OF MARYLAND


In the Matter of the Joint Application of            :
                                                     :
AGL Resources Inc. (AGLR)                            :
and                                                  :
NUI CORPORATION (NUI)                                :
                                                     :
For An Order Approving an Agreement                  :
By Which AGLR is Acquiring NUI;                      :     Case No. _________
Authorizing the Transfer of Control of               :
All of NUI Utilities' Franchises, Assets, Rights and :
Authority to Provide Gas Service in Maryland;        :
and Providing Certain Other Relief                   :


                 JOINT APPLICATION FOR APPROVAL OF AN AGREEMENT
                         by which AGL RESOURCES INC. is
                            acquiring NUI CORPORATION


                                                Carville B. Collins
                                                Brian M. Quinn

                                                Piper Rudnick, LLP
                                                6225 Smith Avenue
                                                Baltimore, Maryland  21209
                                                (410) 580-3000


                                                Attorneys for Joint Applicants,
                                                   AGL Resources Inc. and
                                                   NUI Corporation
Dated:  August 20, 2004

                                   BEFORE THE
                            PUBLIC SERVICE COMMISSION
                                   OF MARYLAND

In the Matter of the Joint Application of            :
                                                     :
AGL Resources Inc. (AGLR)                            :
and                                                  :
NUI CORPORATION (NUI)                                :
                                                     :
For An Order Approving an Agreement                  :
By Which AGLR is Acquiring NUI;                      :      Case No. _________
Authorizing the Transfer of Control of               :
All of NUI Utilities' Franchises, Assets, Rights and :
Authority to Provide Gas Service in Maryland;        :
and Providing Certain Other Relief                   :


                 JOINT APPLICATION FOR APPROVAL OF AN AGREEMENT
                    by which AGL RESOURCES INC. is acquiring
                                 NUI CORPORATION

I.   INTRODUCTION


     Pursuant to the Annotated Code of Maryland, Public Utility Companies Article, Section 5-202, AGL Resources Inc. ("AGLR" or "AGL Resources") and NUI Corporation ("NUI"), doing business in the State of Maryland by its wholly owned utility subsidiary, NUI Utilities, Inc. (d/b/a "NUI Elkton Gas" in Maryland), (together, the "Applicants") submit this Joint Application requesting that the
Commission: (1) approve an Agreement and Plan of Merger, dated July 14, 2004 (the "Merger Agreement," attached as Exhibit 1), under which a newly created subsidiary of AGLR will be merged with and into NUI, with NUI being the surviving corporation; (2) authorize the transfer of control to AGLR of all of NUI Utilities' franchises, assets, rights, and authority to provide natural gas service in Maryland; and (3) grant any and all other regulatory approvals necessary to authorize the transactions proposed in the Merger Agreement. At the consummation of the acquisition, NUI will be a wholly owned subsidiary of AGLR.

     The complete names and addresses of the Applicants, and their regulatory counsel to whom copies of correspondence and filings should be directed, are:


                  Elizabeth Wade
                  AGL Resources Inc.
                  Ten Peachtree Place, 15th Floor
                  Atlanta, GA 30309
                  (404) 583-3160

                  Mary Patricia Keefe
                  NUI Corporation
                  550 Route 202-206
                  P.O. Box 760
                  Bedminster, NJ 07921--0760
                  (908) 781-0500


     In support of this Joint Application, the Applicants state as follows:

II.  AGL RESOURCES INC.

     A. Corporate History

     AGL Resources (NYSE: ATG) is a leading regional energy services company based in Atlanta, Georgia. AGL Resources business units include utility operations, midstream energy services, telecom infrastructure, and energy investments. AGL Resources is best known for natural gas distribution. In 2003, AGL Resources received one of the highest honors in the energy industry: Platt's Global Energy Awards as "2003 Gas Company of the Year." A certified copy of AGL Resources' Amended and Restated Articles of Incorporation is attached hereto as
Exhibit 2.

     AGL Resources' three natural gas distribution companies -- Atlanta Gas Light Company, Virginia Natural Gas, Inc., and Chattanooga Gas Company -- were all founded in the last century to provide streetlights for their home cities. Formed in 1850, Virginia Natural Gas in Norfolk is the oldest. Organized in 1856, Atlanta Gas Light Company is the oldest corporation in Georgia. Chattanooga Gas, originally known as Mutual Gas Company, was founded immediately after the Civil War.

     In 1988, Atlanta Gas Light purchased Chattanooga Gas. Atlanta Gas Light formed AGL Resources in 1996 as a public utility holding company.

     In 1997, the Georgia General Assembly passed the Georgia Natural Gas Competition and Deregulation Act, completely unbundling the state's natural gas market. Retail customers once served by Atlanta Gas Light had the option of selecting one of the certificated natural gas marketers approved to operate in Georgia, or one was assigned to them. Atlanta Gas Light became a "pipes only" natural gas distribution company.

     In 2000, the company acquired Virginia Natural Gas and AGL Resources became a registered "holding company" under the Public Utility Holding Company Act of 1935, as amended ("PUHCA") and, under PUHCA, is currently subject to regulation as such by the Securities and Exchange Commission ("SEC").

     AGL Resources' natural gas distribution services and pipeline operations -- Atlanta Gas Light, Virginia Natural Gas, and Chattanooga Gas -- currently serves
1.8 million customers in one of the fastest growing regions of the United States. AGL Resources also has other non-regulated businesses including: (1) Sequent Energy Management, headquartered in Houston, which focuses on asset management and the wholesale marketing, gathering and transporting of natural gas; and (2) AGL Networks, which owns, designs, constructs and leases underground fiber optic networks.

     B. AGLR's Current Local Distribution Companies

     Atlanta Gas Light Company ("AGLC")
     ----------------------------------

     AGLC is a natural gas local distribution utility with distribution systems and related facilities throughout Georgia. AGLC serves approximately 1,547,000 customers throughout Georgia. AGLC became a "pipes-only" distribution company in 1998 when it elected to open its territory to competition pursuant to the Natural Gas Competition and Deregulation Act of 1997, discussed above. Natural gas marketers certificated by the Georgia Public Service Commission now serve customers on AGLC's system. Although marketers' prices are market-based, AGLC's rates for distribution service remain regulated by the Georgia Public Service Commission.

     Virginia Natural Gas ("VNG")
     ----------------------------

     VNG is a natural gas local distribution utility with distribution systems and related facilities serving the region of southeastern Virginia. It provides natural gas service to approximately 254,000 customers in central and southeastern Virginia including the cities of Virginia Beach, Chesapeake, Norfolk, Suffolk, Williamsburg, Hampton, and Newport News and the counties of James City, New Kent, Charles City, York, and Hanover. VNG owns and operates approximately 155 miles of a separate high-pressure pipeline that provides delivery of gas to customers under firm transportation agreements within the state of Virginia.

     Chattanooga Gas Company ("CGC")
     -------------------------------

     CGC is a natural gas local distribution utility with distribution systems and related facilities serving the Chattanooga and Cleveland areas of Tennessee. CGC provides natural gas service to approximately 60,113 customers in Chattanooga and Cleveland, Tennessee and the surrounding Hamilton and Bradley County area.

III. NUI CORPORATION

     A. Corporate History

     NUI is a public utility holding company exempt from registration under PUHCA. NUI was incorporated in New Jersey on January 29, 1969 as "National Utilities & Industries Corp."; its present name was adopted in March, 1983. NUI is duly incorporated, validly existing and in good standing under the laws of the State of New Jersey and has the corporate power and authority to engage in any lawful act or activity for which corporations may be organized under the New Jersey Business Corporation Act. A certified copy of the Articles of Incorporation of NUI is attached hereto as Exhibit 3.

     The Elizabethtown Gas Light Company ("ETG") was organized by a special act of the New Jersey legislature in 1855. ETG was incorporated under the laws of New Jersey on December 29, 1922 as Elizabethtown Consolidated Gas Co., as a consolidation of Elizabethtown Gas Light Co., Rahway Gas Light Co., Metuchen Gas Light Co., and Cranford Gas Light Co. ETG's present name was adopted in 1966. In June of 1969, National Utilities and Industries, the holding company, was organized to hold ETG and pursue business diversification.

     NUI acquired City Gas Company of Florida ("City Gas"), and merged it into ETG, effective July 29, 1988. City Gas began serving customers in Dade County, Florida in 1949 and expanded into Brevard County during the 1960's.

     Prior to 1988, NUI owned certain non-utility businesses operating in propane distribution, gas marketing, oil and gas exploration and production, gas gathering, specialized data processing services and underground pipe replacement services along with minor real estate and equipment leasing operations. In 1988, NUI spun off these non-utility subsidiaries to its common shareholders by merging the non-utility subsidiaries into one company, KCS Group, Inc. and distributing KCS shares to NUI shareholders on a share-for-share basis. Since 1988, NUI has operated a number of non-regulated businesses, however, NUI has since sold a majority of its non-utility assets. As of fiscal year 2003, NUI's non-regulated businesses included: an energy retailer subsidiary (NUI Energy, Inc.), a wholesale energy portfolio and risk management subsidiary (NUI Energy Brokers, Inc.), a non-facilities based telecommunications services subsidiary (NUI Telecom, Inc.), a billing and customer information systems and services subsidiary (UBS), and a sales outsourcing subsidiary that sold wireless and network telephone services (TIC Enterprises, Inc.). NUI is either in the process of winding down or has wound down and sold each of these businesses with the exception of UBS.

     In 1994, NUI collapsed the holding company structure and acquired the natural gas operations of Pennsylvania and Southern Gas Company ("P&S") in Pennsylvania and New York (i.e., Valley Cities Gas Service), North Carolina (North Carolina Gas Service) and Maryland (Elkton Gas Service). NUI sold North Carolina Gas Service to Piedmont Energy in September, 2002. NUI sold Valley Cities Gas Service to Valley Energy in November, 2002.

     In 2001, NUI reorganized as a holding company. The company's regulated gas distribution utility operations became a subsidiary of NUI and were renamed NUI Utilities, Inc. ETG, City Gas, and Elkton Gas are now operating divisions of NUI's wholly owned utility subsidiary, NUI Utilities, Inc.

     B. NUI's Acquisition of Elkton Gas Service

     In Case No. 8589, Order No. 70800, this Commission approved the merger of NUI with P&S's Maryland gas utility division, Elkton Gas Service. See, 84 Md. PSC 334 (1993). Pursuant to Order No. 70800, the Commission approved the transfer to NUI of all of Elkton Gas Service's franchises, assets, rights and authority to provide natural gas service in Maryland. Copies of all franchises transferred to NUI pursuant to this Commission's authorization are attached as
Exhibit 4. This Joint Application requests the Commission's approval to transfer the control of all of these Maryland franchises from NUI to AGLR.

     C. NUI's Current Utility Operating Divisions

     NUI currently controls two public utility subsidiary companies, NUI Utilities, Inc. ("NUI Utilities") and Virginia Gas Distribution Company ("VGDC"). NUI's principal utility subsidiary, NUI Utilities, distributes natural gas to approximately 371,000 customers in New Jersey, Florida and Maryland through three regulated utility divisions, discussed above, ETG, City Gas and NUI Elkton Gas. NUI also owns Virginia Gas Company (also known as NUI Virginia
Gas), a holding company for utility and non-utility businesses. VGDC is a wholly owned public utility subsidiary of NUI Virginia

Gas and distributes gas to approximately 300 customers in Virginia. Each utility division is subject to regulation by the public service commission in the state in which it operates.

     NUI Elkton Gas
     --------------

     NUI Elkton Gas serves approximately 5,303 customers in franchised territories comprising approximately 14 square miles in Cecil County, Maryland. The original predecessor of NUI Elkton Gas was incorporated in 1863 (as of 2001, NUI Elkton Gas is an operating division of NUI Utilities). During calendar year 2003, NUI Elkton Gas sold approximately 974,000 Mcf of gas, 30 percent of which was sold to residential customers and 70 percent of which to commercial and industrial customers.

     Elizabethtown Gas Company
     -------------------------

     ETG serves approximately 260,000 customers in seven counties in eastern and northwestern New Jersey. ETG's territory covers 1300 square miles. Residential customers comprise 92.4 percent of ECG's total customers while commercial customers account for 7.6 percent. NUI Utilities operates nearly three thousand miles of gas main in ETG's service territory. ETG sold or transported 72.7 MMdth of natural gas in calendar year 2003. Industrial customers account for 46.8 percent of volumes, commercial customers utilize 20.1 percent of the volumes and residential customers account for 33.1 percent of volumes.

     City Gas Company of Florida
     ---------------------------

     City Gas is the second largest natural gas utility in Florida. City Gas serves Brevard County, and parts of St. Lucie, Indian River, Palm Beach, Glades, Miami-Dade and Broward counties. City Gas serves approximately 100,000 residential, commercial and industrial customers. It sold or transported approximately 10.7 MMdth of gas in calendar year 2003. Residential customers account for 95 percent of City Gas' customer base.

     Virginia Gas Distribution Company
     ---------------------------------

         VGDC provides gas service to approximately 300 customers in franchised territories within Buchanan and Russell Counties, Virginia. During calendar year 2003, VGDC sold approximately 240,300 Mcf of gas, of which 4 percent was sold to residential customers and 96 percent was sold to commercial and industrial customers.

IV.  REQUEST FOR ADDITIONAL RELIEF

     There are certain additional terms that AGLR considers necessary for the Final Order in each state. Specifically, with respect to Maryland, the Petitioners request that the Commission issue an order stating: (1) that it will not pursue any investigation, audit, or other action based upon, or in any way related to, the matters discussed in the Liberty Audit Report and/or the Stier Anderson Report, and (2) agree that all matters pertaining to the Liberty Audit Report and/or the Stier Anderson Report are closed.\1

     The Applicants are further requesting that the Commission not impose any conditions that have the effect of requiring AGLR to conduct business, or govern the affairs of AGLR or any of its subsidiaries at closing, in a manner that is adverse to AGLR or those subsidiaries.\2


_______________________________________
/1 NUI, through the law firm Stier Anderson, LLC, has conducted a comprehensive review of whether NUI Elkton Gas participated in certain natural gas purchase transactions covered in either report. NUI is providing the results of this review to the Commission in a separate filing to be made soon after this Joint Application is filed, and NUI will be requesting there that the Commission make certain findings with respect to either report. In its separate filing, NUI will be asking the Commission to issue its findings prior to, or contemporaneously with, the Commission's Order on this Joint Application.

/2 Adverse conditions shall include, but are not limited to, conditions that are inconsistent with, or in addition to, the conditions, including organizational requirements, currently imposed on AGLR under PUHCA. As noted earlier, AGLR is a registered holding company under PUHCA and conducts certain business arrangements pursuant to SEC authorizations.

V.   DESCRIPTION OF THE ACQUISITION

     A. Overview

     This Joint Application seeks all of the requisite Commission approvals to enable the Applicants to perform and consummate the transactions described in the Merger Agreement attached as Exhibit 1.

     Pursuant to the Merger Agreement, AGL Resources has agreed to acquire NUI in a reverse triangular merger in which, at closing, a newly created subsidiary of AGL Resources will merge with and into NUI. At the consummation of the acquisition, NUI will be a wholly owned subsidiary of AGL Resources.\3 AGL Resources has agreed to pay $13.70 for each share of common stock of NUI issued and outstanding immediately prior to the effective time of the acquisition-approximately 16 million shares - for an aggregate purchase price of $220 million in cash, plus the assumption of NUI's outstanding debt at closing. See, the Preamble and Article 2 of the Merger Agreement for terms of the acquisition and purchase price. As of March 31, 2004, NUI had approximately $607 million in debt and $136 million of cash on its balance sheet, bringing the current net value of the acquisition to $691 million. AGL Resources anticipates that NUI's debt will change prior to closing.

     The transaction is subject to customary closing conditions, including the receipt of all necessary regulatory approvals, including the approvals of the SEC, the NJBPU, the Public Service Commission of Maryland, the Virginia State Corporation Commission, NUI's shareholders, any necessary approval or the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See, Section 3.4 of the Merger Agreement for reference as to which consents are "Required Consents"; (see, Section 6.1(d) and 6.2(d) of the Merger Agreement for reference to the


___________________________
/3 While AGL Resources has not made any definitive decisions regarding its corporate structure following the closing, given NUI's exposure to certain post-closing liabilities and obligations, it is most practicable for it to keep NUI in existence for some time following the closing. Consequently, AGL Resources would not be the direct holder of the capital stock of NUI's utility businesses.

conditions to closing related to these consents). The transaction is subject to certain additional special conditions, set forth in Section 6.2 of the Merger Agreement.

     B. Business Plan of AGLR/NUI in Maryland

     From its experience running public utilities in three other states, AGLR has learned that local employees are the heart and soul of a company and are vital to maintaining a connection to the local community. AGLR is still in the process of reviewing NUI Elkton Gas' operations to determine the appropriate employee levels in order to continue to ensure that the company is operated safely and reliably. As part of this evaluation, AGLR will appropriately balance the necessity to improve customer service, support its long term commitment to NUI Elkton Gas' employees and contribute to the economic vitality of NUI Elkton Gas' service territory.

     In addition, under section 5.9(a) of the Merger Agreement, AGLR has agreed to provide NUI's employees benefits that, taken as a whole, are substantially equivalent to the benefits that NUI currently provides to those employees for at least one year following the closing of the transaction. AGLR will also assume the obligations or cause NUI to continue to meet obligations to its employees under any employment or union contract.

         With respect to the NUI pension plan, following the acquisition, under the purchase accounting rules, the amount currently reflected by NUI as a pension asset, which is being amortized as pension expense, will be eliminated. AGLR requests that after closing NUI's pension asset be treated as a regulatory asset. This is essentially a "make-whole" provision for NUI. Under this request, the company would continue to amortize the asset consistent with the amortization period used for the pension asset prior to close. This will ensure that the total ratepayer obligation for the pension period cost is the same pre and post-acquisition for the outstanding pension asset amount. AGLR has an investment grade rating and an equity market capitalization of approximately $1.9 billion. AGLR also has a pension plan with plan assets of approximately $260 million as of December 31, 2003. These factors should reassure NUI's employees as to the appropriate management of their pension plan assets after closing.

     C.   Management and Service

     After the acquisition, the NUI corporate Board of Directors and the NUI Utilities Board of Directors will dissolve and those responsibilities will be assumed by the AGLR Board of Directors. AGLR will be considering revisions to the charter of its Environmental and Corporate Responsibility Committee to contemplate oversight of the post-acquisition integration of NUI, with proper recognition of the public interest considerations of the states in which the acquired utilities operate.

     D.   No Effect Upon Rates and Service


     Commission approval of this application will have no effect upon the rates charged by NUI Elkton Gas or upon the service provided to the current gas customers of NUI Elkton Gas. AGLR does not seek any specific rate approval, other than the right to charge those rates currently in effect in the duly filed tariffs of NUI Elkton Gas. Similarly, AGLR does not seek Commission approval to make any particular change in the natural gas service supplied currently to the gas customers of NUI Elkton Gas. AGLR/NUI is ready, willing, and able to assume all of the regulatory responsibilities imposed upon Maryland natural gas utilities.

     E.   Public Interest Reasons Supporting the Acquisition

         NUI Elkton Gas will become a valued member of the AGLR corporate family, which has a demonstrated record of providing safe, efficient and reliable natural gas service and which has the financial resources and operational experience and commitment needed for NUI Elkton Gas to continue to provide adequate service at just and reasonable rates. In addition, AGLR's gas distribution companies utilize state-of-the-art technology and strive to provide outstanding customer service. AGLR maintains a comprehensive utility metric program to continuously monitor important aspects of customer service, safety and reliability. These metrics include customer service and satisfaction (as measured by call response times and customer feedback) as well as safety-related metrics such as leak response times, and operational measures such as capital costs per new meter (essentially, the total cost to hook up a new gas customer). Over the past few months, AGLR has reviewed NUI Elkton Gas' operations. Based on this knowledge, AGLR has determined that it should be able to improve and expand upon the services that NUI Elkton Gas currently provides to its customers over time. In an effort to enhance customer service and expansions of service, AGLR would like to immediately begin integrating NUI Elkton Gas into AGLR's established information technology ("IT") programs and new IT programs that are currently being implemented across all of its utility operations. In addition, AGLR will apply its state-of-the-art technology and field-tested best practices and will continually monitor and strive to improve the safety and reliability of NUI Elkton Gas' system.

     F.   Financial Condition Information

     Pursuant to COMAR 20.07.04.01, detailed disclosures of AGLR's and NUI's financial condition are attached hereto as Exhibits 5 and 6, respectively.

VI. REQUEST FOR EXPEDITED REVIEW

         The Applicants respectfully request that the Commission review and act upon this Joint Application in an expedited manner, on or before October 31, 2004, in order to permit a timely closing for this transaction.

         WHEREFORE, the Applicants respectfully request that the Public Service Commission of Maryland, by its Order:

          (1) find that the terms of the attached Merger Agreement are consistent with the public interest and public convenience and necessity;

          (2) authorize upon the consummation of the acquisition: (a) the transfer from NUI to AGLR of control over all of NUI's franchises, assets, rights, and authority to provide natural gas service in Maryland, and (b) the exercise by AGLR of those franchises, assets, rights, and authority to provide natural gas service previously exercised in Maryland by NUI;

          (3) based on the Commission's review and findings in a separate filing made by NUI of the results of the Liberty Audit Report and/or the Stier Anderson Report, (a) agree not to pursue any investigation, audit, or other action based upon, or in any way relating to, the matters discussed in the Liberty Audit Report and/or the Stier Anderson Report, and (b) agree that all matters pertaining to the Liberty Audit Report and/or the Stier Anderson Report are closed;

          (4) after closing, authorize AGLR to treat NUI's pension asset as a regulatory asset;

          (5) not impose any conditions that have the effect of requiring AGLR to conduct business, or govern the affairs of AGLR or any of its subsidiaries after closing, in a manner that is adverse to AGLR, or those subsidiaries;

          (6) grant all regulatory approvals necessary to authorize the transactions proposed in the attached Merger Agreement; and

          (7) grant any and all such other relief that the Commission shall deem appropriate.

                            Respectfully submitted,


                            _________________________________
                            Carville B. Collins
                            Brian M. Quinn

                            PIPER RUDNICK LLP
                            6225 Smith Avenue
                            Baltimore, Maryland 21209-3600
                            Telephone: 410.580.3000
                            Fax: 410.580.3001

Dated:  August 20, 2004     Attorneys for Joint Applicants AGL Resources Inc.
                            and NUI Corporation

                                    AFFIDAVIT

     I, Richard T. O'Brien, Executive Vice President and Chief Financial Officer, AGL RESOURCES verify that the information provided in the foregoing Joint Application, as it relates to AGL RESOURCES is true and correct to the best of my knowledge, information and belief, and that I expect AGL RESOURCES to be able to prove same at any required hearing.


                          __________________________________________
                          Richard T. O'Brien
                          Executive Vice President and Chief Financial Officer AGL RESOURCES



STATE OF                   :
                           :       SS
COUNTY OF                  :



     SWORN AND SUBSCRIBED before me, a duly qualified Notary Public, this ____ day of _______________, 2004.

                           __________________________________________
                           Notary Public

My Commission Expires:     ______________________

                                    AFFIDAVIT


     I, _____________________, Chief Financial Officer, NUI CORPORATION, verify that the information provided in the foregoing Joint Application insofar as it relates to NUI CORPORATION is true and correct to the best of my knowledge, information and belief, and that I expect NUI CORPORATION to be able to prove same at any required hearing.



                            __________________________________________

                            Chief Financial Officer
                            NUI CORPORATION



STATE OF                    :
                            :       SS
COUNTY OF                   :



     SWORN AND SUBSCRIBED before me, a duly qualified Notary Public, this ____ day of _______________, 2004.

                                  __________________________________________
                                  Notary Public

My Commission Expires:     ______________________

                             CERTIFICATE OF SERVICE

     I HEREBY CERTIFY that on August 20, 2004, a copy of the foregoing Joint Application of AGL Resources Inc. and NUI Corporation and supporting exhibits were delivered via first class mail, postage prepaid to:


                                            Gregory V. Carmean
                                            Executive Director
                                            Maryland Public Service Commission
                                            William Donald Schaefer Tower
                                            6 Saint Paul Street, 17th Floor
                                            Baltimore, Maryland  21202-6806


                                            Catherine M. Dowling, Esquire
                                            Staff Counsel
                                            Maryland Public Service Commission
                                            William Donald Schaefer Tower
                                            6 Saint Paul Street, 17th Floor
                                            Baltimore, Maryland  21202-6806


                                            Patricia A. Smith
                                            People's Counsel
                                            William Donald Schaefer Tower
                                            6 Saint Paul Street, Suite 2102
                                            Baltimore, Maryland 21202


                                           _________________________________
                                           Brian M. Quinn